UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 2)

Newmark Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

65158N 102

(CUSIP Number)

Stephen M. Merkel

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, NY 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 46,453,839 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 46,453,839 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 46,453,839 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.8%
14	Type of reporting person (see instructions) PN

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 47,832,777 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 47,832,777 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 47,832,777 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.3%
14	Type of reporting person (see instructions) CO

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,031,607 shares of Class A Common Stock
	8	Shared voting power 55,373,444 shares of Class A Common Stock
	9	Sole dispositive power 7,031,607 shares of Class A Common Stock
	10	Shared dispositive power 55,373,444 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 62,405,051 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.5%
14	Type of reporting person (see instructions) IN

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D, dated March 19, 2018 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated December 12, 2018 (“Amendment No. 1”) filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D.

Unless otherwise noted, the terms “Class A Common Stock” and “Class B Common Stock” refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of Newmark Group, Inc., a Delaware corporation (the “Company” or “Newmark”), and the term “Common Stock” refers to the Class A Common Stock and the Class B Common Stock, collectively.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and supplemented by the information in Item 5 responsive to this Item 2, which is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the information in Item 5(c), which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented as follows, and by the information in Item 5, which is incorporated by reference herein.

On November 21, 2024, Mr. Lutnick shared the following statement in response to being nominated by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce:

“I am deeply honored to have been nominated by President Donald J. Trump to serve as the 41st U.S. Secretary of Commerce. I look forward to this new chapter in my life, working for President Trump to promote economic growth, drive innovation, and strengthen our nation’s financial security.

Upon U.S. Senate confirmation, I will step down from my positions at Cantor, BGC, and Newmark. I intend to divest my interests in these companies to comply with U.S. government ethics rules and do not expect any arrangement which involves selling shares on the open market.

I have full confidence in the leadership of Barry Gosin, Newmark’s Chief Executive Officer, and our exceptional management team to continue to drive the success of the company, upholding the best interests of Newmark’s clients, investors, and employees.”

The Reporting Persons and Newmark expect no changes to Newmark’s existing corporate structure and expect to disclose further details at a later date.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and reserve the right to develop such plans or proposals.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 148,694,863 shares of Class A Common Stock outstanding as of November 18, 2024, which, as of the same date, reflects the effect of all monetizations, unit redemptions, exchanges, dispositions, or other transactions reported in the public filings of the Company and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 1.

CFLP is the beneficial owner of, and has shared voting and shared dispositive power with respect to, (i) an aggregate of 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP and (ii) 25,521,632 shares of Class A Common Stock acquirable by CFLP upon exchange of 27,570,090 exchangeable limited partnership interests (“Holdings Units”) of Newmark Holdings, L.P., a Delaware limited partnership (“Newmark Holdings”) held directly by CFLP which are exchangeable by CFLP for either Class A Common Stock or Class B Common Stock at the current exchange ratio (which is subject to adjustment) of 0.9257 shares of Common Stock per Holdings Unit.

CFGM has shared voting and shared dispositive power with respect to (i) 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP, (ii) 353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM, (iii) 25,521,632 shares of Class A Common Stock acquirable upon exchange of 27,570,090 exchangeable Holdings Units held directly by CFLP at the current exchange ratio of 0.9257 shares of Common Stock per Holdings Unit (subject to adjustment), (iv) 951,076 April 2008 distribution rights shares (as defined below) receivable by CFGM, receipt of which has been deferred, and (v) 74,536 February 2012 distribution rights shares (as defined below) receivable by CFGM, receipt of which has been deferred.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 2,330,973 shares of Class A Common Stock held directly by Mr. Lutnick, (ii) 1,489,760 shares of Class A Common Stock acquirable upon exchange of 1,609,333 exchangeable Holdings Units held directly by Mr. Lutnick at the current exchange ratio of 0.9257 shares of Class A Common Stock per Holdings Unit (subject to adjustment), (iii) 1,696,092 shares of Class A Common Stock held in Mr. Lutnick’s personal asset trust, (iv) 1,147,689 shares of Class A Common Stock held in Mr. Lutnick’s GRAT III account, (v) 112,405 shares of Class A Common Stock held in a Keogh retirement account, (vi) 13,268 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts and (vii) 241,420 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of October 31, 2024).

Mr. Lutnick is the beneficial owner of, and has shared voting and shared dispositive power with respect to:

(a)	20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP,

(b)	353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM,

(c)	25,521,632 shares of Class A Common Stock acquirable upon exchange of 27,570,090 exchangeable Holdings Units held directly by CFLP,

(d)	951,076 April 2008 distribution rights shares receivable by CFGM, receipt of which has been deferred,

(e)	74,536 February 2012 distribution rights shares receivable by CFGM, receipt of which has been deferred,

(f)	3,591,626 April 2008 distribution rights shares receivable by Mr. Lutnick, receipt of which has been deferred,

(g)	571,238 February 2012 distribution rights shares receivable by Mr. Lutnick, receipt of which has been deferred,

(h)	1,165,128 of Class A Common Stock held in various trust, retirement and custodial accounts (consisting of (i) 907,803 shares of Class A Common Stock held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family (the “Trust”), of which Mr. Lutnick’ s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (ii) 249,498 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family and (iii) 7,827 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’ family under the Uniform Gifts to Minors Act),

(i)	746,955 April 2008 distribution rights shares receivable by the Trust, receipt of which has been deferred,

(j)	16,557 shares of Class A Common Stock held by LFA LLC, a Delaware limited liability company (“LFA”),

(k)	75,077 April 2008 distribution rights shares receivable by LFA, receipt of which has been deferred,

(l)	7,512 February 2012 distribution rights shares receivable by LFA, receipt of which has been deferred,

(m)	278,772 shares of Class A Common Stock held by KBCR Management Partners, LLC, a Delaware limited liability company (“KBCR”) by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP,

(n)	950,057 April 2008 distribution rights shares receivable by KBCR, receipt of which has been deferred,

(o)	133,587 February 2012 distribution rights shares receivable by KBCR, receipt of which has been deferred, and

(p)	4,158 shares of Class A Common Stock held in other retirement accounts for Mr. Lutnick’s spouse.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 278,772 shares of Class A Common Stock owned of record by it, (ii) 950,057 April 2008 distribution rights shares receivable by KBCR, receipt of which has been deferred, and (iii) 133,587 February 2012 distribution rights shares receivable by KBCR, receipt of which has been deferred.

Mr. Stuart A. Fraser does not beneficially own any shares of Class A Common Stock.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 15,867 shares of Class A Common Stock, comprised of (i) 4,461 shares of Class A Common Stock held in his individual account, and (ii) 11,406 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of October 31, 2024). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,901 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel’s immediate family, of which Mr. Merkel’s spouse is the sole trustee.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 25,315 shares of Class A Common Stock held by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 90,010 shares of Class A Common Stock, consisting of (i) 68,185 shares of Class A Common Stock held by LFA, (ii) 20,118 April 2008 distribution rights shares, receipt of which has been deferred, and (iii) 1,707 February 2012 distribution rights shares, receipt of which has been deferred.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 2,573 shares of Class A Common Stock held by her. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 907,803 shares of Class A Common Stock held by the Trust, of which Ms. Allison Lutnick is one of two trustees, (ii) 16,557 shares of Class A Common Stock held by LFA, (iii) 4,158 shares of Class A Common Stock held in her individual retirement account, (iv) 746,955 April 2008 distribution rights shares receivable by the Trust, receipt of which has been deferred, (v) 11,031 April 2008 distribution rights shares receivable by her, receipt of which has been deferred, and (vi) 1,054 February 2012 distribution rights shares receivable by her, receipt of which has been deferred.

Mr. Salinas’s principal occupation is serving as Chief Financial Officer and Executive Managing Director of CFLP and the Chief Financial Officer of CFGM. His principal place of business address is 499 Park Avenue, New York, New York 10022. During the last five years, Mr. Salinas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a United States citizen. Mr. Salinas does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	46,453,839
CFGM	47,832,777
Mr. Lutnick	62,405,051
KBCR	1,362,416
Mr. Fraser	0
Mr. Merkel	18,768
Ms. Edith Lutnick	115,325
Ms. Allison Lutnick	1,690,131
Mr. Salinas	0

Percent of Class A Common Stock:

Person	Percentage
CFLP	23.8%
CFGM	24.3%
Mr. Lutnick	30.5%
KBCR	*
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Ms. Allison Lutnick	1.1%
Mr. Salinas	*

*	less than 1%

(b) Number of shares of Class A Common Stock beneficially owned to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	7,031,607
KBCR	0
Mr. Fraser	0
Mr. Merkel	15,867
Ms. Edith Lutnick	25,315
Ms. Allison Lutnick	2,573
Mr. Salinas	0

(ii) shared power to vote or direct the vote:

Person	Number of Shares
CFLP	46,453,839
CFGM	47,832,777
Mr. Lutnick	55,373,444
KBCR	1,362,416
Mr. Fraser	0
Mr. Merkel	2,901
Ms. Edith Lutnick	90,010
Ms. Allison Lutnick	1,687,558
Mr. Salinas	0

(iii) sole power to dispose or to direct the disposition:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	7,031,607
KBCR	0
Mr. Fraser	0
Mr. Merkel	15,867
Ms. Edith Lutnick	25,315
Ms. Allison Lutnick	2,573
Mr. Salinas	0

(iv) shared power to dispose of or to direct the disposition:

Person	Number of Shares
CFLP	46,453,839
CFGM	47,832,777
Mr. Lutnick	55,373,444
KBCR	1,362,416
Mr. Fraser	0
Mr. Merkel	2,901
Ms. Edith Lutnick	90,010
Ms. Allison Lutnick	1,687,558
Mr. Salinas	0

(c) CFLP is obligated to distribute shares of the Company’s Class A common stock to certain current and former partners of CFLP to satisfy certain of CFLP’s deferred stock distribution obligations provided to such partners (i) on April 1, 2008 (the “April 2008 distribution rights shares”), and (ii) on February 14, 2012 in connection with CFLP’s payment of previous quarterly partnership distributions (the “February 2012 distribution rights shares” and, together with the April 2008 distribution rights shares, the “distribution rights shares”). Certain partners elected to receive their shares and others elected to defer receipt of their shares until a future date.

On October 23, 2024, CFLP exercised exchange rights with respect to 13,861 Holdings Units held by it, at the then-current exchange ratio of 0.9257 shares per Holdings Unit, for 12,831 shares of Class A Common Stock and then immediately distributed those 12,831 shares of Class A Common Stock to certain current and former partners of CFLP in satisfaction of its distribution rights obligations to them. As of November 21, 2024, CFLP is obligated to distribute an aggregate of 7,221,277 shares of the Company’s Class A common stock consisting of (i) 6,423,280 April 2008 distribution rights shares and (ii) 797,997 February 2012 distribution rights shares, all of which can be distributed within 60 days. As a result, certain of these distribution rights shares are included both in the number of shares beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick and the other recipients of distribution rights shares. Once CFLP delivers these 7,221,277 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP. Instead, beneficial ownership of the shares will only be reported by CFGM and Mr. Lutnick to the extent of their direct holdings of the shares, and Mr. Lutnick’s indirect holdings as a result of his control of KBCR and LFA and by the other recipients of the distribution rights shares.

Pursuant to the Amended and Restated Limited Partnership Agreement of Newmark Holdings, as amended (the “Holdings Limited Partnership Agreement”), CFLP has the right to purchase exchangeable Holdings Units from Newmark Holdings upon redemption of non-exchangeable founding partner units (“FPUs”) redeemed by Newmark Holdings upon termination or bankruptcy of a founding/working partner of Newmark Holdings. In addition, pursuant to the Holdings Limited Partnership Agreement, where current, terminating, or terminated partners are permitted to exchange any portion of their FPUs and CFLP consents to such exchangeability, the Company shall offer CFLP the opportunity for CFLP to purchase the same number of new exchangeable Holdings Units. On October 23, 2024, CFLP purchased an aggregate of 662,703 exchangeable Holdings Units from Newmark Holdings, consisting of (i) 500,617 exchangeable Holdings Units that CFLP purchased for aggregate consideration of $1,824,045 as a result of the redemption of 500,617 FPUs, and (ii) 162,086 exchangeable Holdings Units that CFLP purchased for aggregate consideration of $506,022 as a result of the exchange of 162,086 FPUs. As of November 21, 2024, there were no FPUs in Newmark Holdings that Newmark Holdings had the right to redeem or exchange and with respect to which CFLP had the right to purchase an equivalent number of exchangeable Holdings Units.

The Compensation Committee and Audit Committee of the Board of Directors of the Company previously approved a standing policy (the “Standing Policy”) that gives Mr. Lutnick the same right, subject to certain conditions, to accept or waive opportunities that have previously been offered, or that may be offered in the future, to other executive officers to, among other things, participate in any opportunity to monetize or otherwise provide liquidity with respect to some or all of their non-exchangeable Holdings Units. On October 23, 2024, pursuant to the Standing Policy, and in connection with a grant of exchangeability made to Holdings Units held by the Company’s Chief Financial Officer, the Company granted exchange rights and monetization rights to Mr. Lutnick, and Mr. Lutnick elected to accept (i) exchange rights with respect to 712,347 previously awarded Holdings Units that were previously non-exchangeable, and (ii) the right to monetize 81,274 previously awarded non-exchangeable Newmark Holdings partnership units for a future cash payment of $1,250,000.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel’s immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented with the information contained in Item 4, which is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit
Exhibit 9	Joint Filing Agreement, dated as of November 21, 2024, by and among Cantor Fitzgerald L.P., CF Group Management, Inc. and Howard W. Lutnick

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement with respect to it or him is true, complete and correct.

Dated: November 21, 2024

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Newmark Schedule 13D/A, dated November 21, 2024